Leonard  E. Neilson
A  PROFESSIONAL  CORPORATION

LEONARD E. NEILSON	8160 South Highland Drive, Suite 104
Attorney at Law	Sandy, Utah 84093
Telephone: (801) 733-0800 Fax: (801) 733-0808
E-mail: LNeilsonLaw@aol.com

June 8, 2011

Securities and Exchange Commission
Division of Corporation Finance
Attn:  Brad Skinner
Senior Assistant Chief Accountant
100 F Street, NE
Washington, D.C. 20549-7010
Filed Via Edgar

Re:	Trans energy, Inc.
SEC File No. 000-23530
Response to Comment Leter dated May 10, 2011
Request for extension of time to complete

Dear Mr. Skinner:

Please be informed that this office represents Trans Energy, Inc. (the “Company”).  This letter is being submitted following your telephone conversation this date with John Tumis, the Company’s Chief Financial Officer, concerning your outstanding comment letter.

As previously reported to you, the Company’s former Chief Financial Officer recently resigned and subsequently resigned as the Chief Accounting Officer and left the Company.  The Company appointed a new Chief Financial Officer on April 19, 2011.  Due to this change in personnel, the Company has not been able to finalize its Form 10-Q quarterly report for the period ended March 31, 2011.  This has also prevented the Company from responding to your May 10-letter.  The Company intends to complete and file its current Form 10-Q as soon as possible and to finalize its response to your letter.  As per  you conversation with Mr. Tumis, the Company respectfully requests that it be given until June 24, 2011 to finalize and file its response to your letter.

If you have any questions or require additional information concerning the Company’s response, please contact me at your convenience.

Sincerely,

/S/ Leonard E. Neilson

Leonard E. Neilson, Attorney At Law, P.C.

:ae
CC: Trans Energy, Inc.